EX.99.CODE ETH

CUSHING REGISTERED FUNDS

CODE OF ETHICS FOR PRINCIPAL EXECUTIVES AND SENIOR FINANCIAL

OFFICER OF THE FUND (CODE OF CONDUCT)

Introduction

Each of the Cushing Funds listed in Appendix 1 (each, a “Fund”) is committed to achieving and maintaining the highest ethical standards and to conducting its business with the highest level of integrity. This Code of Ethics for Principal Executive and Senior Financial Officer of the Fund (Code of Conduct) (this “Code”) applies to the principal executive officer and senior financial officer of the Fund (each, a “Covered Person, and collectively, the “Covered Persons”).

Objective

This Code is intended to promote:

●	honest and ethical conduct;

●	compliance with applicable laws, and SEC rules and regulations;

●	prompt reporting of unethical or illegal conduct; and

●	accountability for adherence to this Code.

Conflicts of Interest

A “conflict of interest” occurs when a Covered Person’s private interest interferes with the interests of, or his/her service to, the Fund. For example, a conflict of interest would arise if a Covered Person, or a member of his/her family, receives improper personal benefits as a result of his/her position with the Fund.

Certain conflicts of interest arise out of the relationships between Covered Persons and the Fund and already are subject to conflict of interest provisions in the Investment Company Act of 1940 (the “1940 Act”). Other conflicts of interest are covered by the Code, even if such conflicts of interest are not subject to provisions in the 1940 Act. The following list provides examples of conflicts of interest under the Code, but Covered Persons should keep in mind that these examples are not exhaustive. The overarching principle is that the personal interest of a Covered Person should not be placed improperly before the interest of the Fund.

Each Covered Person must not:

●	use his/her personal influence or personal relationships improperly to influence investment decisions or financial reporting by the Fund such that the Covered Person or a member of his/her family would benefit personally to the detriment of the Fund;

●	cause the Fund to take action, or fail to take action, for the individual personal benefit of the Covered Person or a member of his/her family rather than for the benefit of the Fund; and

●	use material non-public knowledge of portfolio transactions made or contemplated for the Fund to trade personally or cause others to trade personally in contemplation of the market effect of such transactions.

There are some conflicts of interest that may arise for Covered Persons under the following circumstances:1

●	service as a trustee on the board of any public or private company;

●	the receipt of any non-nominal gifts from any person or company with which the Fund has current or prospective business dealings;

●	the receipt of any entertainment from any company with which the Fund has current or prospective business dealings, unless such entertainment is business-related, reasonable in cost, appropriate as to time and place, and not so frequent as to raise any question of impropriety;

●	any ownership interest in, or any consulting or employment relationship with, any of the Fund’s service providers, other than the Adviser, its principal underwriter, administrator or any affiliated person and the service provider of which such Covered Person is an employee; and

●	a direct or indirect financial interest in commissions, transaction charges or spreads paid by the Fund for effecting portfolio transactions or for selling or repurchasing shares other than an interest arising from the Covered Person’s employment, such as compensation or equity ownership.

With respect to corporate opportunities, each Covered Person must not:

●	take for himself/herself personally opportunities, including investment opportunities, discovered through the use of his/her position with the Fund, or through the use of the Fund’s property or information;

●	use the Fund’s property, information, or position for his/her personal gain or the gain of his/her family member; or

●	compete, or prepare to compete, with the Fund.

[1]	Any activity or relationship that would present a conflict for a Covered Person would likely also present a conflict for the Covered Person if a member of the Covered Person’ s family engages in such an activity or has such a relationship.

Public Disclosure and Compliance

●	Each Covered Person should be familiar with the disclosure requirements generally applicable to the Fund (such general disclosure requirements are discussed in the Compliance Manual under the heading “General Ongoing Disclosure Requirements”);

●	Each Covered Person must be familiar with the Fund’s Disclosure Controls and Procedures incorporated by reference in Appendix 2 of the Manual.

●	Each Covered Person should not knowingly misrepresent, or cause others to misrepresent, facts about the Fund to others, whether within or outside the Fund, including to the Fund’s trustees and auditors, and to governmental regulators and self- regulatory organizations;

●	Each Covered Person should, to the extent appropriate within his/her area of responsibility, consult with other officers and employees of the Fund and the Fund’s Investment Adviser with the goal of promoting full, fair, accurate, timely and understandable disclosure in the reports and documents the Fund files with, or submits to, the SEC and in other public communications made by the Fund; and

●	It is the responsibility of each Covered Person to promote compliance with the standards and restrictions imposed by applicable laws, rules and regulations.

●	Each Covered Person shall promote compliance with applicable SEC rules governing communications with shareholders and the public, including Rule 206(4)-1 under the Investment Advisers Act of 1940, to the extent applicable, and shall not approve or cause to be disseminated any Fund communication that is materially misleading or inconsistent with the Fund’s filings or shareholder reports.

Accountability and Reporting Violations

Each Covered Person must:

●	upon adoption of the Code (or thereafter as applicable, upon becoming a Covered Person), affirm in writing to the Board that he has received, read, and understands the Code;

●	annually thereafter affirm to the Board that he has complied with the requirements of the Code;

●	not retaliate against any employee or Covered Person or their affiliated persons for reports of potential violations that are made in good faith;

●	notify the Chief Compliance Officer of the Fund promptly if he knows of any violation of this Code. Reports may be made confidentially and, to the extent permitted by applicable policy, anonymously. If a potential violation involves the Chief Compliance Officer, the Covered Person may report the matter directly to the Chief Executive Officer. Failure to do so is itself a violation of this Code; and

●	report at least annually any change in his/her affiliations from the prior year.

The Chief Compliance Officer is responsible for applying this Code to specific situations in which questions are presented under it and has the authority to interpret this Code in any particular situation. However, notwithstanding the foregoing, the Audit Committee is responsible for granting waivers and determining sanctions, as appropriate, and any approvals, interpretations or waivers sought by the Covered Persons will be considered by the Audit Committee.

The Fund will follow these procedures in investigating and enforcing this Code:

●	the Chief Compliance Officer will take any action he considers appropriate to investigate any actual or potential violations reported to him;

●	if, after such investigation, the Chief Compliance Officer believes that no violation has occurred, the Chief Compliance Officer will meet with the person reporting the violation for the purposes of informing such person of the reason for not taking action;

●	any matter that the Chief Compliance Officer believes is a violation will be reported to the Audit Committee;

●	if the Audit Committee concurs that a violation has occurred, it will inform and make a recommendation to the Board, which will consider appropriate action, which may include review of, and appropriate modifications to, applicable policies and procedures, the imposition of remedial measures such as targeted training or enhanced monitoring, notification to appropriate personnel of the Fund’s Service Provider of which such Covered Person is an employee or its board; a recommendation to such Service Provider to dismiss the Covered Person; or dismissal of the Covered Person as an officer of the Fund;

●	the Audit Committee will be responsible for granting waivers, as appropriate; and

●	any changes to or waivers of this Code will, to the extent required, be disclosed as provided by SEC rules.

The Audit Committee, in determining whether waivers should be granted and whether violations have occurred, and the Chief Compliance Officer, in rendering decisions and interpretations and in conducting investigations of potential violations under the Code, may, at their discretion, consult with such other persons as they may determine to be appropriate, including, but not limited to, the Fund’s Investment Adviser, outside counsel, Service Provider, independent auditors or other consultants, subject to any requirement to seek pre-approval from the Audit Committee for the retention of independent auditors to perform permissible non-audit services.

Waivers

A Covered Person may request a waiver of any of the provisions of this Code by submitting a written request for such waiver to the Audit Committee setting forth the basis for such request and explaining how the waiver would be consistent with the standards of conduct described in this Code. The Audit Committee must review such request and make a determination thereon in writing, which will be binding.

In determining whether to waive any provisions of this Code, the Audit Committee must consider whether the proposed waiver is consistent with honest and ethical conduct.

The Chief Compliance Officer must submit an annual report to the Board regarding any waivers granted.

Confidentiality

All reports and records prepared or maintained pursuant to this Code will be considered confidential and will be maintained and protected accordingly. Except as otherwise required by law or this Code, such matters will not be disclosed to anyone other than the Board and its counsel, the Investment Adviser and its counsel, the Service Provider of which such Covered Person is an employee or independent auditors or other consultants.

Amendments

Any amendments to this Code must be approved or ratified by a majority vote of the Fund’s Board, including a majority of independent trustees.

Internal Use

The Code is intended solely for the internal use by the Fund and does not constitute an admission, by or on behalf of any person, as to any fact, circumstance, or legal conclusion.

Amended: December 22, 2025

Appendix 1

Reaffirmed as of: December 22, 2025

Closed-End Funds

NXG Cushing Midstream Energy Fund (NYSE: SRV) NXG NextGen Infrastructure Income Fund (NYSE: NXG)